M.D.C. HOLDINGS, INC. HAS CLAIMED CONFIDENTIAL TREATMENT

OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83

January 30, 2008

Via EDGAR

Melissa N. Rocha, CPA

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-7010

Re:	M.D.C. Holdings, Inc.
Form 10-K for the Year Ended December 31, 2006
File No. 001-08951

Dear Ms. Rocha:

On behalf of M.D.C. Holdings, Inc. (the “Company” or “MDC”), we hereby provide the following responses to the comments contained in your letter dated December 20, 2007. Each numbered comment in your comment letter has been reproduced below, followed by the Company’s response.

Pursuant to 17 C.F.R. § 200.83, the Company is requesting confidential treatment for the financial statement information included in the Company’s response to the Staff’s comments. The Company requests this information be maintained in confidence, not be made part of any public record and not be disclosed to any person, as it is confidential information. In the event the Staff receives a request for access to this information, whether pursuant to the Freedom of Information Act (“FOIA”) or otherwise, the Company respectfully requests that it be notified immediately so that it may further substantiate this request for confidential treatment.

In connection with our responses, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Melissa Rocha, CPA	FOIA CONFIDENTIAL TREATMENT REQUEST
United States Securities and Exchange Commission	Confidential Treatment Requested by
January 30, 2008	M.D.C. Holdings, Inc.
Page 2

Comment #1

We note the inventory charges recorded during 2006 and the nine months ending September 30, 2007 of $109.4 million and $551.4 million, respectively. Your current critical accounting policy for inventory, particularly your disclosure of assessing write-offs as well as the recoverability of your remaining land-related assets, appears to be too general in nature to provide an investor with sufficient information about management’s insights and assumptions with regard to the recoverability of your inventory balance. We have the following comments in this regard.

Response to Comment #1

We have separately responded to each point of the Staff’s Comment #1 as outlined below. Our response to each of the Staff’s points includes drafts of disclosures which we intend to include in various sections of our 2007 Annual Report on Form 10-K (“2007 Form 10-K”). Our housing completed or under construction and land and land under development (collectively “Inventory”) is accounted for on either a “held-for-sale” or “held-for-development” basis, each as defined by Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”).

Comment Point #1

Please expand your disclosures to describe the steps that you perform to review each component of your land related assets for recoverability. Please address for us supplementally whether you had any materially significant subdivisions for which estimated future undiscounted cash flows were close to their carrying value. If so, please tell us what consideration you have given to providing investors with an understanding of the risk associated with potential future impairments of these communities.

Response to Comment Point #1

We are expanding our disclosures regarding the steps that we perform to review our Inventory that is accounted for as held-for-development and held-for-sale. The following represents draft disclosures to be included in the Critical Accounting Estimates and Policies section of our 2007 Form 10-K associated with Inventory that is accounted for as held-for-development:

“Homebuilding Inventory Valuation (Held-for-Development). Our homebuilding inventories accounted for on a held-for-development basis include assets associated with subdivisions in which we intend to construct and sell homes on the land. Each such subdivision represents the lowest level of identifiable cash flows. The inventory in our held-for-development subdivisions also include assets associated with model and speculative homes. Homebuilding inventories that are accounted for as held-for-development are carried at cost unless events and circumstances indicate that the carrying value of the underlying subdivision may not be recoverable. In making this determination, we review, among other things, the following for each subdivision:

•

actual and trending “Operating Profit” (which is defined as home sales revenue less home cost of sales and all direct incremental costs associated with the home closing) for homes closed in the: (1) prior two completed fiscal quarters on an individual basis; (2) current fiscal quarter; (3) last six months; and (4) last twelve months;

•	estimated future undiscounted cash flows and Operating Profit;

•	forecasted Operating Profit for homes in Backlog;

•	actual and trending net and gross home orders;

•

base sales price and home sales incentive information for homes that: (1) closed in the prior two completed fiscal quarters; (2) closed in the current fiscal quarter; (3) are in Backlog as of the end of the current fiscal quarter; and (4) are forecasted to close over the remaining life of the subdivision;

•	market information for each sub-market, including competition levels and the size and style of homes currently being offered for sale; and

•	known or probable events indicating that the carrying value may not be recoverable.”

The following represents draft disclosures to be included in the Critical Accounting Estimates and Policies section of our 2007 Form 10-K associated with Inventory that is accounted for as held-for-sale:

Ms. Melissa Rocha, CPA	FOIA CONFIDENTIAL TREATMENT REQUEST
United States Securities and Exchange Commission	Confidential Treatment Requested by
January 30, 2008	M.D.C. Holdings, Inc.
Page 3

“Homebuilding Inventory Valuation (Held-for-Sale). We record land held-for-sale at the lower of its carrying value or fair value less costs to sell. In accordance with SFAS 144, the classification of land as held-for-sale is based on the following criteria:

•	management, having the authority to approve the action, commits to a plan to sell the asset;

•	the asset is available for immediate sale in its present condition, subject only to terms that are usual and customary for sales of such assets;

•	an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated;

•	the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year;

•	the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and

•	actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Additionally, in certain circumstances, management will re-evaluate the best use of an asset that is currently being accounted for as held-for-development. In such situations, management will review, among other things: (1) average sales prices for homes that have closed, are in Backlog and forecasted for future sales; (2) current competition levels and estimated levels of competition in future reporting periods; (3) estimated development costs that have yet to be incurred; and (4) the total number of lots owned in each subdivision and surrounding areas. If, based upon this evaluation, management believes that the best use of the asset is the sale of the asset in its current condition, all or portions of the subdivision will be accounted for as held-for-sale, assuming all of the foregoing held-for-sale criteria have been met at the end of the applicable reporting period.

In performing the impairment evaluation for land accounted for on a held-for-sale basis, management considers, among other things, prices for land in recent comparable sale transactions, market analysis studies, which include the estimated price a willing buyer would pay for the land (other than in a forced liquidation) and recent bona fide offers received from outside third-parties. If the estimated fair value less cost to sell an asset is less than the current carrying value, the asset is written down to its estimated fair value less cost to sell. We monitor the fair value of held-for-sale assets on a periodic basis through the disposition date. Subsequent increases in the fair value less cost to sell of a held-for-sale asset, if any, is recognized as a decrease to impairments in our Consolidated Statements of Operations during such subsequent period, but not in excess of the cumulative impairment that was recorded previously while it was a held-for-sale asset. During the years ended December 31, 2007 and 2006, we recorded impairments on our held-for-sale inventories of $*** million and $*** million, respectively.”

On a quarterly basis, for purposes of assessing the recoverability of our held-for-development Inventory in accordance with SFAS 144, we prepare undiscounted cash flow analyses for all of our subdivisions. Included in our quarterly assessment is a specific analysis of subdivisions that would be impaired if their estimated average selling prices were 5% lower than currently projected. Based upon this analysis at December 31, 2007 and September 30, 2007, we identified approximately *** subdivisions at the end of both reporting periods that would have been impaired had their forecasted average selling prices been 5% lower. This information is used primarily as a management tool to help assess the reasonableness of the assumptions used in our recoverability analysis, analyze Operating Profit and market condition trends, and make operating decisions regarding home sales prices and home sales incentives in a given subdivision. The identification of these subdivisions is not intended to be utilized by the Company as a means of measuring the potential for future impairments. We understand the Staff’s position regarding the intent of Release No. 33-8350. Specifically, to the extent we gather and analyze information regarding the risks of recoverability of our land, we should consider whether such information should be disclosed if it would be material and useful to an investor. However, for the following reasons, we believe that disclosure of additional detail from our quarterly assessment, including information regarding subdivisions that would be impaired with a 5% decrease in their forecasted average selling prices, would be confusing, incomplete and/or potentially misleading to our investors:

*** CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION

Ms. Melissa Rocha, CPA	FOIA CONFIDENTIAL TREATMENT REQUEST
United States Securities and Exchange Commission	Confidential Treatment Requested by
January 30, 2008	M.D.C. Holdings, Inc.
Page 4

•

Changes in market conditions, our sales strategy and competition levels can and do impact more than just those subdivisions that would be impaired with a 5% decrease in forecasted average selling prices at the end of the prior quarter. Additionally, sales price trends vary in each market and sub-market in which we build, and future market conditions, competition levels, changes in our sales strategy or other unique factors could result in decreases in average selling prices in excess of 5% in certain sub-markets or subdivisions within the same sub-market.

•

The potential amounts of impairments for those subdivisions that would be impaired with a 5% decrease in forecasted average selling prices historically have not been representative of our impairments recorded in the subsequent fiscal quarter.

•

The identification of subdivisions each quarter that would be impaired with a 5% decrease in forecasted average selling prices is not necessarily a comprehensive list of subdivisions that may be at risk of future impairment. For example, as part of our quarterly assessment, we have the personnel in our homebuilding divisions also identify all subdivisions that they believe may be at risk due to a variety of facts and circumstances, irrespective of whether they would be impaired with a 5% decrease in average selling prices.

•

Our quarterly assessment process does not allow us to quantify the incremental impact of uniform sales price decreases on subdivisions that are already impaired, so disclosing the potential impairment for subdivisions that would be impaired with a 5% decrease in the average selling prices of homes may significantly understate the potential for future impairments.

•

Quantitative and qualitative factors other than home sales prices could significantly impact the potential for future impairments. Changes in estimated construction and development costs, absorption pace, selling strategies or discount rates could materially impact future cash flow and fair value estimates. Due to the number of possible scenarios that would result from various changes in these factors, we do not believe it is possible to develop a sensitivity analysis with a level of precision that would be meaningful to our investors.

As it relates to the Staff’s comment regarding how we have provided investors with an understanding of the risk associated with potential future impairments, we have, in our 2006 Annual Report on Form 10-K and 2007 Quarterly Reports on Forms 10-Q, included a risk factor indicating what could happen in the event that the market value of our homes or carrying value of our land drops significantly. We have expanded our Critical Accounting Estimates and Policies disclosures associated with the key assumptions used in assessing the recoverability of our Inventory that is held-for-development and held-for-sale and the impact of significant changes to these assumptions in future reporting periods. Furthermore, the following draft disclosure will be included in Item 1A “Risk Factors Relating to our Business” (“Item 1A”) section of our 2007 Form 10-K:

“Further decline in the market value of our homes or carrying value of our land would have a negative impact on our results of operations and financial position.

Our homebuilding subsidiaries acquire land for the replacement of land inventory and/or expansion within our current markets and may, from time to time, purchase land for expansion into new markets. The fair value of our land and land under development and housing completed or under construction inventory depends on market conditions. Factors that can impact our determination of the fair value of our inventory primarily include homes sales prices, levels of home sales incentives and home construction costs. Our home sales prices and/or levels of home sales incentives can be impacted by, among other things, decreased demand for new homes, decreased home prices offered by our competitors, decreased ability of our homebuyers to obtain suitable mortgage loan financing and continued high levels of home order cancellations. Additionally, our home construction costs can be impacted by, among other things, shortages of subcontractor labor and changes in costs associated with subcontracted labor, building materials and other resources. If we are required to decrease home sales prices and/or increase incentives in an effort to generate new home sales, maintain homes in Backlog until they close or remain competitive with the home sales prices offered by our competitors, or if our home construction costs increase, we may not be able to recover the carrying costs of our inventory when our homebuilding subsidiaries build and sell homes. In such circumstances, we would be required to record additional impairments of our inventory. Additionally, due to the uncertainty in the homebuilding and mortgage lending industries, it is reasonably possible for us to experience further declines in the market value of our homes and, as a result, additional inventory impairments could be recorded in future reporting periods. Any such additional inventory impairments would have a negative impact on our financial position and results of operations in the future reporting period in which they were recorded.”

Ms. Melissa Rocha, CPA	FOIA CONFIDENTIAL TREATMENT REQUEST
United States Securities and Exchange Commission	Confidential Treatment Requested by
January 30, 2008	M.D.C. Holdings, Inc.
Page 5

Comment Point #2

Separately discuss for each region the write-offs related to 1) housing completed or under construction and 2) land and land under development, including how you determined the amount of the write-off that was necessary. Please explain the main assumptions you used in this determination and as well as your basis for these assumptions. In addition, please provide a sensitivity analysis showing the effect of a 1% change in each of your significant assumptions.

Response to Comment Point #2

Below is a draft of our disclosures to be included in the Results of Operations section of our Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“Item 7”) section of our 2007 Form 10-K. These disclosures are intended to discuss the write-offs related to our Inventory balances during the year ended December 31, 2007 and for each quarterly period during 2007.

“Asset Impairments. The following table sets forth the inventory impairments that were recorded on a quarterly basis during 2007 and 2006, as well as the fair value of those inventories and the number of lots and subdivisions at the period end to which the impairments relate (dollars in thousands). The inventory impairments that we recorded during 2007 and 2006 related primarily to inventories that were contracted for in 2004 and 2005.

	Inventory Impairments for the Three Months Ended						Fair Value of Impaired Inventory at Quarter End		Number of Lots Impaired During the Quarter	Number of Subdivisions Impaired During the Quarter
	Held-for- Development		Held-for- Sale		Total Inventory Impairments
March 31, 2007	$	***	$	***	$	***	$	***	***	***
June 30, 2007		***		***		***		***	***	***
September 30, 2007		***		***		***		***	***	***
December 31, 2007		***		***		***		***	***	***

Consolidated	$	***	$	***	$	***

March 31, 2006	$	***	$	***	$	***	$	***	***	***
June 30, 2006		***		***		***		***	***	***
September 30, 2006		***		***		***		***	***	***
December 31, 2006		***		***		***		***	***	***

Consolidated	$	***	$	***	$	***

*** CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION

Ms. Melissa Rocha, CPA	FOIA CONFIDENTIAL TREATMENT REQUEST
United States Securities and Exchange Commission	Confidential Treatment Requested by
January 30, 2008	M.D.C. Holdings, Inc.
Page 6

The following tables set forth, by reportable segment, the asset impairments recorded for the twelve months ended December 31, 2007 and 2006 (in thousands).

	Year Ended December 31,				2007 Increase (Decrease)
	2007		2006
Land and Land Under Development (Held-for-Development)
West	$	***	$	***	$	***
Mountain		***		***		***
East		***		***		***
Other Homebuilding		***		***		***

Subtotal		***		***		***

Land and Land Under Development (Held-for-Sale)
West		***		***		***
Mountain		***		***		***
East		***		***		***
Other Homebuilding		***		***		***

Subtotal		***		***		***

Housing Completed or Under Construction (Held-for-Development)
West		***		***		***
Mountain		***		***		***
East		***		***		***
Other Homebuilding		***		***		***

Subtotal		***		***		***

Intangible Assets		***		***		***

Consolidated Asset Impairments	$	***	$	***	$	***

The impairments recorded during 2007 increased significantly for each of our reportable segments, and most notably in our West segment. For each of our segments, the impairments on our held-for-development inventory primarily resulted from decreases in home sales prices and/or increases in home sales incentives offered in an effort to: (1) remain competitive with home sales prices currently being offered by the Company’s competitors; (2) stimulate new home orders; (3) maintain homes in Backlog until they close; and (4) address affordability issues for new homes as homebuyers have been experiencing difficulty in qualifying for mortgage loans. The impairments on our held-for-development inventory in the West segment were significantly higher than impairments recorded in our other homebuilding segments. This primarily resulted from the following: (1) the fact that our owned lots and active subdivisions in our West segment comprised nearly ***% of our consolidated owned lots and active subdivisions at December 31, 2007, and ***% and ***%, respectively, at December 31, 2006, resulting in approximately ***% and ***% of our total inventory being concentrated in our West segment at December 31, 2007 and 2006, respectively; (2) competition within the sub-markets of our West segment appeared to be more pronounced than in our other homebuilding segments and, as a result, we saw significant home price reductions offered by our competitors; (3) the homebuyers in our West segment are comprised largely of entry level homebuyers, compared with a wider range of homebuyers in our other homebuilding segments, and their ability to obtain suitable mortgage loan financing has been impacted more adversely from the decreased availability of mortgage loan products; and (4) the market value of homes in Arizona, California and Nevada increased more significantly than in other segments during 2004 and 2005, in large part due to a greater number of investors purchasing homes on a speculative basis, resulting in the values of homes in these markets being susceptible to greater declines, due to, among other factors, the exit of investors from the new home sales market. Consequently, a majority of the active subdivisions within each market of our West segment were impaired during 2007.

*** CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION

Ms. Melissa Rocha, CPA	FOIA CONFIDENTIAL TREATMENT REQUEST
United States Securities and Exchange Commission	Confidential Treatment Requested by
January 30, 2008	M.D.C. Holdings, Inc.
Page 7

During 2007, we recorded impairments of $*** million on our held-for-sale inventory. These impairments primarily relate to inventory in the California market of our West segment and the Florida market of our Other Homebuilding segment. The impairments in our West segment relate to approximately *** lots in *** subdivisions and primarily resulted from a deterioration in related market conditions that led us to the conclusion that the best use of these assets is to sell them in their current condition. The impairments recorded in our Other Homebuilding segment primarily relate to assets in our Tampa sub-market, which we are in the process of exiting.”

In addition to the foregoing disclosures, we are proposing to include the following draft disclosures in our Critical Accounting Estimates and Policies section of our 2007 Form 10-K for Inventory that is accounted for as held-for-development:

“On a quarterly basis, if events or circumstances indicate that the carrying value of our held-for-development inventory may not be recoverable, such assets are reviewed for impairment by comparing the undiscounted estimated future cash flows from an individual subdivision to its carrying value in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). The evaluation for the recoverability of the carrying value of the assets for each individual subdivision can be impacted significantly by the following:

•	estimates of future base selling prices;

•	estimates of future home sales incentives; and

•	estimates of future home construction and land development costs.

These estimates are dependent on specific market or sub-market conditions for each subdivision. While we consider available information to determine what we believe to be our best estimates as of the end of a reporting period, these estimates are subject to change in future reporting periods as facts and circumstances change. Local market-specific conditions that may impact these estimates for a subdivision include:

•	historical subdivision results, and actual and trending Operating Profit, base selling prices and home sales incentives;

•	forecasted Operating Profit for homes in Backlog;

•	the intensity of competition within a market or sub-market, including publicly available home sales prices and home sales incentives offered by our competitors;

•	the current sales pace for active subdivisions;

•	subdivision specific attributes, such as location, availability of lots in the sub-market, desirability and uniqueness of subdivision location and the size and style of homes currently being offered;

•	potential for alternative home styles to respond to local market conditions;

•	changes by management in the sales strategy of a given subdivision; and

•	current local market economic and demographic conditions and related trends and forecasts.

These and other local market-specific conditions that may be present are considered by personnel in our homebuilding divisions as they prepare or update the forecasted assumptions for each subdivision. Quantitative and qualitative factors other than home sales prices could significantly impact the potential for future impairments. The sales objectives can differ between subdivisions, even within a given sub-market. For example, facts and circumstances in a given subdivision may lead us to price our homes with the objective of yielding a higher sales absorption pace, while facts and circumstances in another subdivision may lead us to price our homes to minimize deterioration in our Home Gross Margins, although, it may result in a slower sales absorption pace. Furthermore, the key assumptions included in our estimated future undiscounted cash flows may be interrelated. For example, a decrease in estimated base sales price or an increase in home sales incentives may result in a corresponding increase in sales absorption pace. Additionally, a decrease in the average sales price of homes to be sold and closed in future reporting periods for one subdivision that has not been generating what management believes to be an adequate sales absorption pace may impact the estimated cash flow assumptions of a nearby subdivision. Changes in our key assumptions, including estimated construction and development costs, absorption pace, selling strategies or discount rates could materially impact future cash flow and fair value estimates.

*** CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION

Ms. Melissa Rocha, CPA	FOIA CONFIDENTIAL TREATMENT REQUEST
United States Securities and Exchange Commission	Confidential Treatment Requested by
January 30, 2008	M.D.C. Holdings, Inc.
Page 8

Due to the number of possible scenarios that would result from various changes in these factors, we do not believe it is possible to develop a sensitivity analysis with a level of precision that would be meaningful to an investor.

If the undiscounted future cash flows of a subdivision are less than its carrying value, the carrying value of the subdivision is written down to its then estimated fair value. For subdivisions that continue to be held-for-development, the carrying value is not written up for increases in the estimated fair value of such subdivisions in subsequent reporting periods.

Management determines the estimated fair value of each held-for-development subdivision by determining the present value of the estimated future cash flows at discount rates that are commensurate with the risk of the subdivision under evaluation. The estimated future cash flows are the same for both our recoverability and fair value assessments. Factors we consider when determining the discount rate to be used for each subdivision include, among others:

•	the number of lots in a given subdivision;

•	the amount of future land development costs to be incurred;

•	risks associated with the home construction process, including the stage of completion for the entire subdivision and the number of owned lots under construction;

•	market risks, including volatility in home prices and risks associated with markets with high average selling prices of homes; and

•	the estimated remaining lifespan of the subdivision.

For the year ended December 31, 2007, discount rates used in our estimated discounted cash flow assessments ranged from 10% to 18%. For our held-for-development inventory, we recorded $*** million and $*** million, respectively, of impairments to our housing completed or under construction and land and land under development during the year ended December 31, 2007. The Company allocates the impairments recorded between housing completed or under construction and land and land under development for each impaired subdivision based upon the status of construction of a home on each lot (i.e. if the lot is in housing completed or under construction, the impairment for that lot is recorded against housing completed or under construction). The allocation of impairment is the same to each lot in a given subdivision. These impairments, together with impairments of our held-for-sale inventory and intangible assets, are presented as a separate line in the Consolidated Statements of Operations. Changes in management’s estimates, particularly the timing and amount of the estimated future cash inflows and outflows, forecasted average selling prices of homes to be sold and closed and the present value discount rate used in the fair value calculation, can materially affect any impairment calculation. Because our forecasted cash flows are impacted significantly by changes in market conditions, it is reasonably possible that actual results could differ from those estimates.”

At each quarter end, we evaluate all of our subdivisions for potential impairment, which generally results in the review of more than 450 subdivisions. For reasons outlined below, we do not believe that it is practicable to prepare a sensitivity analysis to be included in our Form 10-K or Forms 10-Q, and furthermore, we believe that any such analysis would not be meaningful information to an investor and could be confusing and misleading.

•

The estimated cash flows for each subdivision are comprised of assumptions based upon specific market and sub-market conditions. Accordingly, the key assumptions used in the preparation of our estimated cash flows at each quarter end are adjusted on a subdivision-by-subdivision basis, and such adjustments are not the same across all subdivisions in the Company or even within markets. For example, a 1% decrease to the average selling price of one subdivision will not necessarily lead to nor imply a 1% decrease in the average selling price for all subdivisions within the Company, that market or, in some situations, even subdivisions within that given sub-market. Due to interplay of the key assumptions in our estimated future cash flows, a change in any one of these assumptions would result in multiple scenarios, too many to provide an investor with meaningful disclosures and would not be representative of the potential inventory impairments in future reporting periods.

*** CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION

Ms. Melissa Rocha, CPA	FOIA CONFIDENTIAL TREATMENT REQUEST
United States Securities and Exchange Commission	Confidential Treatment Requested by
January 30, 2008	M.D.C. Holdings, Inc.
Page 9

•

In certain circumstances, the key assumptions for a group of subdivisions within a given market that are located in close proximity to each other can be impacted by adjustments to the cash flow assumptions of just one subdivision. For example, if we believe the average selling price of a larger subdivision (generally comprised of more than 100 owned lots) should be reduced, this may cause us to believe that the average selling price should be reduced in other subdivisions in close proximity that do not have any distinguishing characteristics (i.e. have similar demographics and/or geographical amenities). Additionally, we may be in the close-out phase of a given subdivision for which we believe it is in the best interests of the Company to reduce home sales prices in order to quickly sell and close all of the remaining homes. This scenario, in some situations, would not necessarily result in decreases to the average selling prices of other close-proximity subdivisions, even if no distinguishing characteristics exist between subdivisions.

•

Several of the key assumptions used in our forecasted cash flows are complementary, such as base selling prices, home sales incentive levels and sales absorption paces. In certain circumstances, but not all, a decrease to the average selling prices of homes to be closed would result in an increase in the forecasted sales absorption pace; however, it would not necessarily result in the same percentage increase in that sales absorption pace. Additionally, certain situations exist whereby a decrease in the average selling prices is required in order to maintain the current sales absorption pace.

•

A change in the average selling prices for all subdivisions would result in two things: (1) impairments on some subdivisions that would not otherwise be impaired; and (2) additional incremental impairments associated with subdivisions that already would be impaired in a given quarter. Due to the application of discounting future cash flows in the impairment process, the incremental impairment for a subdivision that would not otherwise be impaired would be greater than the incremental impairment for a subdivision that already would be impaired. This factor could not be fully understood through a sensitivity analysis and could result in confusing or misleading disclosures. Furthermore, this type of information is not available through the accounting systems that we utilize to evaluate our quarterly impairment.

We believe, for the reasons outlined above, that providing a sensitivity analysis associated with our key assumptions could not be performed in a way that would provide meaningful information to an investor, could result in providing a forward looking statement that is misleading and would add confusion to the understanding of the impairment process and/or application of fair value accounting. Accordingly, we believe that our enhanced draft disclosures to be included in our 2007 Form 10-K regarding what our key cash flow assumptions are and the factors that can impact those assumptions, along with the risks associated with deterioration in those assumptions (e.g., selling prices) are adequate to provide an investor with an understanding for the potential for future impairments. Additionally, we believe the draft disclosures to be included in Item 7 of our 2007 Form 10-K regarding the impairments recorded, the associated asset balances for those impaired subdivisions and number of impaired lots and subdivisions is information that is adequate to help an investor evaluate the current assumptions underlying our impaired inventory.

Comment Point #3

Address the determining factors you have identified to assess the appropriateness of moving forward with land development and costs for future development or to write-off the related amounts previously capitalized.

Response to Comment Point #3

Below is a draft of the disclosures to be included in Item 1 of our 2007 Form 10-K regarding what our land and land under development in our Consolidated Balance Sheets is comprised of, as well as factors we consider when making land acquisition and development decisions.

“Land Acquisition and Development. We acquire all of our lots with the intention of constructing and selling homes on the acquired land. Generally, we purchase finished lots using option contracts, in phases or in bulk for cash. On a limited basis, we acquire entitled land for development into finished lots when we believe that the risk is justified. In making land purchases, we consider a number of factors, including projected rates of return, estimated Home Gross Margins (as defined below), sales prices of the homes to be built, population and employment growth patterns, proximity to developed areas, estimated costs of development, estimated levels of competition and demographic trends. Generally, we acquire finished lots and land for development only in areas that will have, among other things, available building permits, utilities and suitable zoning. Land and land under development in our Consolidated Balance Sheets, primarily includes land acquisition costs and land development costs associated with subdivisions in which we have the intention of constructing and selling homes.”

Ms. Melissa Rocha, CPA	FOIA CONFIDENTIAL TREATMENT REQUEST
United States Securities and Exchange Commission	Confidential Treatment Requested by
January 30, 2008	M.D.C. Holdings, Inc.
Page 10

Below is a draft of the disclosures to be included in our 2007 Form 10-K regarding the factors we evaluate when determining if we should continue to hold land for development and future construction and sale of homes, or if the best use of the land is for sale in its current condition. We are proposing to include in our Critical Accounting Estimates and Policies section of our 2007 Form 10-K, the following draft disclosures associated with Inventory that is accounted for as held-for-sale.

“Additionally, in certain circumstances, management will re-evaluate the best use of an asset that is currently being accounted for as held-for-development. In such situations, management will review, among other things: (1) average sales prices for homes that have closed, are in Backlog and forecasted for future sales; (2) current competition levels and estimated levels of competition in future reporting periods; (3) estimated development costs that have yet to be incurred; and (4) the total number of lots owned in each subdivision and surrounding areas. If, based upon this evaluation, management believes that the best use of the asset is the sale of the asset in its current condition, all or portions of the subdivision will be accounted for as held-for-sale, assuming all of the foregoing held-for-sale criteria have been met at the end of the applicable reporting period.

In performing the impairment evaluation for land accounted for on a held-for-sale basis, management considers, among other things, prices for land in recent comparable sale transactions, market analysis studies, which include the estimated price a willing buyer would pay for the land (other than in a forced liquidation) and recent bona fide offers received from outside third-parties. If the estimated fair value less cost to sell an asset is less than the current carrying value, the asset is written down to its estimated fair value less cost to sell. We monitor the fair value of held-for-sale assets on a periodic basis through the disposition date. Subsequent increases in the fair value less cost to sell of a held-for-sale asset, if any, is recognized as a decrease to impairments in our Consolidated Statements of Operations during such subsequent period, but not in excess of the cumulative impairment that was recorded previously while it was a held-for-sale asset. During the years ended December 31, 2007 and 2006, we recorded impairments on our held-for-sale inventories of $*** million and $*** million, respectively.”

Comment Point #4

Please disclose the percentage of the real estate inventory asset balances that is carried at fair value. Our understanding is that the only such assets you record at fair value are the assets that failed the SFAS 144 impairment test. This disclosure provides investors with information on the amount of assets that are still recorded at carrying value, their value and the impact that any potential impaired would have on your remaining capitalized assets.

Response to Comment Point #4

The Staff’s understanding is correct in that only those assets that failed the SFAS 144 impairment tests are carried at fair value and not cost. While we realize that, pursuant to Regulation S-K, the intention of Item 7 is to explain changes in our annual results of operations, we have included, in response to comment point #2 a table disclosing the following information as of March 31, 2007, June 30, 2007, September 30, 2007 and December 31, 2007: (1) impairment of held-for-development inventory; (2) impairment of held-for-sale inventory; (3) fair value of impaired inventory (i.e. the total balance of assets that are recorded at their fair value); (4) number of impaired lots; and (5) number of impaired subdivisions. Using this information, as well as other information included in Item 7, such as total lots owned and the total number of active subdivisions at December 31, 2007, and our Inventory components on the face of our Consolidated Balance Sheets, an investor should be able to understand the percentage of our Inventory that is carried at fair value at a given balance sheet date.

Additionally, the following represents information to be included in Note 1 to our Consolidated Financial Statements in our 2007 Form 10-K.

*** CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION

Ms. Melissa Rocha, CPA	FOIA CONFIDENTIAL TREATMENT REQUEST
United States Securities and Exchange Commission	Confidential Treatment Requested by
January 30, 2008	M.D.C. Holdings, Inc.
Page 11

“Held-for-Development Inventories – The Company’s held-for-development inventories are included as a component of housing completed or under construction and land and land under development in the Consolidated Balance Sheets. The Company’s inventories accounted for on a held-for-development basis include land inventory associated with subdivisions in which the Company intends to construct and sell homes. The cash flows for each subdivision represents the lowest level of identifiable cash flows. The Company’s held-for-development subdivisions also include inventories associated with model and speculative homes. The Company capitalizes certain costs of inventory in accordance with the provisions of the Financial Accounting Standards Board (“FASB”) Statement of Financial Standards (“SFAS”) No. 67, “Accounting for Costs and Initial Rental Operation of Real Estate Projects” (“SFAS 67”). Accordingly, components of housing completed or under construction primarily include: (1) land costs transferred from land and land under development; (2) hard costs associated with the construction of a house; (3) overhead costs, which include real property taxes, engineering fees and permits and fees; (4) capitalized interest; and (5) indirect fees as permitted by SFAS 67. Land costs are transferred from land and land under development to housing completed or under construction at the point in time that the Company begins construction of a home on an owned lot. Costs capitalized to land and land under development primarily include: (1) land costs; (2) development costs for the land (3) entitlement costs; and (4) title insurance, taxes and closing costs directly related to the purchase of the land parcel.

Homebuilding inventories that are accounted for as held-for-development are carried at cost unless events and circumstances indicate that the carrying value of the underlying subdivision may not be recoverable. In making this determination, the Company reviews, among other things, the following for each subdivision:

•

actual and trending “Operating Profit” (which is defined as home sales revenue less home cost of sales and all direct incremental costs associated with the home closing) for homes closed in the: (1) prior two completed fiscal quarters on an individual basis; (2) current fiscal quarter; (3) last six months; and (4) last twelve months;

•	estimated future undiscounted cash flows and Operating Profit;

•	forecasted Operating Profit for homes in Backlog;

•	actual and trending net and gross home orders;

•

base sales price and home sales incentive information for homes that: (1) closed in the prior two completed fiscal quarters; (2) closed in the current fiscal quarter; (3) are in Backlog as of the end of the current fiscal quarter; and (4) are forecasted to close over the remaining life of the subdivision;

•	market information for each sub-market, including competition levels and the size and style of homes currently being offered for sale; and

•	known or probable events indicating that the carrying value may not be recoverable.

If events or circumstances indicate that the carrying value of the Company’s held-for-development inventory may not be recoverable, assets are reviewed for impairment by comparing the undiscounted estimated future cash flows from an individual subdivision to its carrying value in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). If the undiscounted future cash flows are less than the subdivision’s carrying value, the carrying value of the subdivision is written down to its then estimated fair value. For subdivisions that continue to be held-for-development, the carrying value is not written up for increases in the estimated fair value of such subdivision in subsequent reporting periods. The Company determines the estimated fair value of each held-for-development subdivision by determining the present value of the estimated future cash flows at discount rates that are commensurate with the risk of the subdivision under evaluation. For the years ended December 31, 2007 and 2006, discount rates used in the Company’s estimated discounted cash flow assessments ranged from 10% to 18%. Impairment expenses on held-for-development inventory, together with impairment expenses of the Company’s held-for-sale inventory and intangible assets, are presented as a separate line in the Consolidated Statements of Operations.

Held-for-Sale Inventories – The Company’s held-for-sale inventories are included as a component of land and land under development in the Consolidated Balance Sheets, and include inventory associated with subdivisions for which the Company intends to sell the land in its current condition. In accordance with SFAS 144, the classification of land as held-for-sale is based on the following criteria: (1) management, having the authority to

Ms. Melissa Rocha, CPA	FOIA CONFIDENTIAL TREATMENT REQUEST
United States Securities and Exchange Commission	Confidential Treatment Requested by
January 30, 2008	M.D.C. Holdings, Inc.
Page 12

approve the action, commits to a plan to sell the asset; (2) the asset is available for immediate sale in its present condition, subject only to terms that are usual and customary for sales of such assets; (3) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; (4) the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year; (5) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (6) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

In certain circumstances, the Company will re-evaluate the best use of an asset that is currently being accounted for as held-for-development. In such situations, the Company will review, among other things: (1) average sales prices for homes that have closed, are in Backlog and forecasted for future sales; (2) current competition levels and estimated levels of competition in future reporting periods; (3) estimated development costs that have yet to be incurred; and (4) the total number of lots owned in each subdivision and surrounding areas. If, based upon this evaluation, the Company believes that the best use of the asset is the sale of the inventory in its current condition, all or portions of the subdivision will be accounted for as held-for-sale, assuming all of the foregoing held-for-sale criteria have been met at the end of the applicable reporting period.

The Company records land held-for-sale at the lower of its carrying value or fair value less costs to sell. In performing the impairment evaluation for land accounted for on a held-for-sale basis, the Company considers, among other things, prices for land in recent comparable sale transactions, market analysis studies, which include the estimated price a willing buyer would pay for the land (other than in a forced liquidation) and recent bona fide offers received from outside third-parties. If the estimated fair value less cost to sell held-for-sale inventory is less than the current carrying value, the inventory is written down to its estimated fair value less cost to sell. The Company monitors the fair value of held-for-sale inventories on a periodic basis through the disposition date. A subsequent increase in the fair value less cost to sell of held-for-sale inventories, if any, is recognized as a decrease to impairments in the Consolidated Statements of Operations during such subsequent period, but not in excess of the cumulative impairment that was previously recorded while it was inventory accounted for on a held-for-sale basis. During the years ended December 31, 2007 and 2006, the Company recorded impairments on its held-for-sale inventories of $*** million and $*** million, respectively. Additionally, the Company had held-for-sale inventory of $*** million at December 31, 2007.

Inventory Impairments – The following tables set forth, by reportable segment, the inventory impairments recorded during the twelve months ended December 31, 2007 and 2006 (in thousands).

*** CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION

Ms. Melissa Rocha, CPA	FOIA CONFIDENTIAL TREATMENT REQUEST
United States Securities and Exchange Commission	Confidential Treatment Requested by
January 30, 2008	M.D.C. Holdings, Inc.
Page 13

Year Ended December 31,
	2007		2006
Land and Land Under Development (Held-for-Development)
West	$	***	$	***
Mountain		***		***
East		***		***
Other Homebuilding		***		***

Subtotal		***		***

Housing Completed or Under Construction (Held-for-Development)
West		***		***
Mountain		***		***
East		***		***
Other Homebuilding		***		***

Subtotal		***		***

Land and Land Under Development (Held-for-Sale)
West		***		***
Mountain		***		***
East		***		***
Other Homebuilding		***		***

Subtotal		***		***

Consolidated Inventory Impairments	$	***	$	***

The impairments recorded during 2007 increased significantly for each of the Company’s reportable segments, and most notably in the West segment. For each reportable segment, the impairments of held-for-development inventory primarily resulted from decreases in home sales prices and/or increases in home sales incentives offered in an effort to: (1) remain competitive with home sales prices currently being offered by the Company’s competitors; (2) stimulate new home orders; (3) maintain homes in Backlog until they close; and (4) address affordability issues for new homes as homebuyers have been experiencing difficulty in qualifying for mortgage loans. The impairment of held-for-development inventories in the West segment were significantly higher than impairments recorded in other homebuilding segments. This primarily resulted from the following: (1) the fact that the Company’s owned lots and active subdivisions in the West segment comprised nearly ***% of the consolidated owned lots and active subdivisions at December 31, 2007, and ***% and ***%, respectively, at December 31, 2006, resulting in approximately ***% and ***% of the Company’s total inventory being concentrated in the West segment at December 31, 2007 and 2006, respectively; (2) competition within the sub-markets of the West segment appeared to be more pronounced than in the other homebuilding segments and, as a result, the Company saw significant home price reductions offered by its competitors; (3) the homebuyers in the West segment are comprised largely of entry level homebuyers, compared with a wider range of homebuyers in the other homebuilding segments, and their ability to obtain suitable mortgage loan financing has been impacted more adversely from the decreased availability of mortgage loan products; and (4) the market value of homes in Arizona, California and Nevada, rose more significantly than in other segments during 2004 and 2005, because a larger number of investors purchased homes in these markets on a speculative basis, resulting in values of homes in these markets being susceptible to greater declines, due in part to the exit of investors. Consequently, a majority of the active subdivisions within each market of our West segment were impaired during 2007. Additionally, the inventory impairments that we recorded during 2007 and 2006 related to assets which were contracted for mainly in 2004 and 2005.

*** CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION

Ms. Melissa Rocha, CPA	FOIA CONFIDENTIAL TREATMENT REQUEST
United States Securities and Exchange Commission	Confidential Treatment Requested by
January 30, 2008	M.D.C. Holdings, Inc.
Page 14

During 2007, the Company recorded impairments of $*** million on our held-for-sale inventory. These impairments primarily relate to assets in the California market of the West segment, and the Florida market of the Other Homebuilding segment. The impairments in the West segment relate to approximately *** lots in *** subdivisions and primarily resulted from deterioration in market conditions such that the Company believes the best use of these assets is to sell them in their current condition. The impairments recorded in our Other Homebuilding segment primarily relate to assets in the Tampa sub-market which the Company is in the process of exiting.

The following table sets forth the fair value of the Company’s inventory that was impaired as of December 31, 2007.

	Land and Land Under Development (Held-for- Development)		Housing Completed or Under Construction (Held- for-Development)		Land and Land Under Development (Held-for-Sale)		Total Fair Value of Impaired Inventory
West	$	***	$	***	$	***	$	***
Mountain		***		***		***		***
East		***		***		***		***
Other Homebuilding		***		***		***		***

Consolidated	$	***	$	***	$	***	$	***

Comment Point #5

It appears that most of your write-offs were in the West region. Please expand your disclosure to address the new carrying amounts of these subdivisions such that a reader can assess the amount of the related capitalized inventory costs that remain for these communities. Clarify why these subdivisions were impacted significantly more than other in other regions.

Response to Comment Point #5

With the information to be included in our 2007 Form 10-K, as outlined in response to comment point #2, we believe an investor will have the ability to determine the amount of related capitalized inventory costs that remain for impaired subdivisions, as well as the number of lots and subdivisions that were not impaired as of December 31, 2007.

Comment Point #6

Considering the significant increase in cancellation rates, please provide disaggregated disclosures regarding the cancellation of sales agreements by market.

Response to Comment Point #6

The approximate cancellation rate for each of our homebuilding segments, as well as all segments combined, for the year ended December 31, 2007 is ***%. Accordingly, we do not believe that disclosure of our approximate cancellation rate by market or reportable segment will provide any additional meaningful information to an investor. However, we will continue to monitor our approximate cancellation rate by reportable segment and, if we begin to see a significant disparity between the reportable segments or if the trend in the approximate cancellation rate for one reportable segment varies significantly from the trends of the other segments, we will disclose in our future filings and discuss in Item 7 accordingly. Additionally, we will disclose in Item 7 of our Form 10-K that our Approximate Cancellation Rate was ***% on a consolidated basis and for each of our homebuilding segments during the year ended December 31, 2007.

*** CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION

Ms. Melissa Rocha, CPA	FOIA CONFIDENTIAL TREATMENT REQUEST
United States Securities and Exchange Commission	Confidential Treatment Requested by
January 30, 2008	M.D.C. Holdings, Inc.
Page 15

Comment Point #7

Please expand your disclosures to provide information as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, any additional material impairment charges in future periods.

Response to Comment Point #7

We have included in Item 1A a risk factor regarding the impact to our results of operations and financial position if the market value of our Inventory is not recoverable. We have, as noted in the draft risk factor set forth herein, included the potential for additional impairments that could result from changes in our forecast assumptions, such as decreases in average selling prices of homes or increases in home construction costs. These disclosures also are included in our Critical Accounting Estimates and Policies. We further indicate due to the uncertain nature of the assumptions used in our impairment process, it is reasonably possible for additional impairments to be recorded in future reporting periods. We further believe that information representing known trends or other factors that may result in additional impairments in future reporting periods have been reflected in the cash flow assumptions for each of our subdivisions as of December 31, 2007. Accordingly, we do not believe that known information exists as of December 31, 2007 that has not already been considered in existing forecasted cash flows and, as such, disclosures indicating that future impairments are known would not be appropriate.

Please contact the undersigned with any questions at (303) 804-7706 or Joseph H. Fretz, Secretary and Corporate Counsel of the Company at (303) 804-7730.

Sincerely,

/s/ Paris G. Reece III
Paris G. Reece III Executive Vice President & Chief Executive Officer